Equitable Financial Life Insurance Company of America

525 Washington Boulevard

Jersey City, New Jersey 07310

SHANE DALY

Vice President and

Associate General Counsel

(212)314-3912

FAX (212)707-1791

LAW DEPARTMENT

October 4, 2021

Equitable Financial Life Insurance

Company of America

525 Washington Boulevard

Jersey City, New Jersey 07310

Re:

Equitable Financial Life Insurance Company of America

Equitable America Variable Account A

Request to Withdraw Post-Effective Amendment No. 37 to the
Registration Statement on Form N-4

File No. 333-59717

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Equitable Financial Life Insurance Company of America (the “Company”) and Equitable America Variable Account A (the “Account”) respectfully request that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Post-effective Amendment No. 37 to the Registration Statement on Form N-4 for the Account (File No. 333-59717) together with all exhibits (the “Amendment”) as filed with the SEC on September 3, 2021 (Accession No. 0001104659-21-112864).

Based on discussions with the SEC Staff following the filing of the Amendment, the Company plans to file with the SEC in the future a post-effective amendment under paragraph (b) of Rule 485 under the 1933 Act to amend the Registration Statement for the Account to conform to the requirements of amended Form N-4 in reliance on Template Filing Relief.  For that reason, the Company has decided that it is not necessary that the Amendment, which was filed under paragraph (a) of Rule 485, become effective to amend the Registration Statement to conform to the requirements of amended Form N-4.  No securities have been sold based on the Amendment.

If you have questions regarding this request, please contact the undersigned at the above number.

Sincerely,

/s/ Shane Daly
Shane Daly

cc:   Thomas Bisset